Filed by Cinergy Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Cinergy Corp.

Commission File No. 333-126318

Feb. 2, 2006	DUKE ENERGY MEDIA CONTACT:	Pete Sheffield
	Phone:	980/373-4503
	24-Hour:	704/382-8333
	CINERGY MEDIA CONTACT:	Steve Brash
	Phone:	513/287-2226

Duke Energy and Cinergy Announce Special Meetings of Shareholders

to Approve Merger

Slate of 15 directors to be named to board of new Duke Energy

CHARLOTTE. N.C. and CINCINNATI – Duke Energy and Cinergy today announced special meetings of shareholders to be held by each company, on March 10, 2006, to vote on their planned merger.

Duke Energy’s special meeting of shareholders will be held at 10 a.m. ET in O.J. Miller Auditorium at the company’s Energy Center headquarters located at 526 South Church Street in Charlotte, N.C. A webcast of the meeting can be heard by going to Duke Energy’s investors’ section of the company’s Web site at: http://www.duke-energy.com/investors.

Cinergy’s special meeting of shareholders will be held at 9 a.m. ET at the Northern Kentucky Convention Center, in Covington, Ky. A webcast of the meeting can be heard by going to Cinergy’s investors’ section of the company’s Web site: http://www.cinergy.com/Investors.

In connection with the upcoming special meetings of shareholders, the companies announced a slate of directors from both Duke Energy and Cinergy to be named to the board of directors of the combined company upon completion of the merger, which could come as early as April. Under the terms of the merger agreement, the new board will be comprised initially of 10 members named by Duke Energy and five members named by Cinergy.

Duke Energy directors to be named to the board of the new company are Paul M. Anderson (to be chairman of the board), Roger Agnelli, William Barnet III, G. Alex Bernhardt Sr., William T. Esrey, Ann Maynard Gray, James H. Hance Jr., Dennis R. Hendrix, Michael E.J. Phelps and James T. Rhodes. Current Duke Energy directors James G. Martin and Max Lennon were both scheduled to retire from the board concurrent with the 2006 annual meeting. However, their retirements will be accelerated to coincide with completion of the merger.

“This special shareholder meeting to consider the combination of Duke Energy and Cinergy will be an important milestone as we move to wrap up our remaining approvals,” said Anderson, chairman and chief executive officer of Duke Energy. “While I’m excited about the group of directors who will represent the shareholders of the new company, our retiring directors, Jim Martin and Max Lennon, deserve much thanks and appreciation for their years of dedicated service and steadfast commitment to Duke Energy.”

Cinergy directors to be named to the board of the new company are James E. Rogers (to be president and chief executive officer of the new Duke Energy), Michael G. Browning, Phillip R. Cox, Mary L. Schapiro and Dudley S. Taft. Four current Cinergy directors, George Juilfs, Tom Petry, Jack Schiff and Phil Sharp, will not serve on the board of the new Duke Energy.

“I cannot thank these directors enough for their years of dedicated and outstanding service to Cinergy and its shareholders,” said Rogers, Cinergy chairman and chief executive officer. “I will miss their invaluable advice and wisdom.”

The special meetings of shareholders follow a number of regulatory merger approvals. In December 2005, the Federal Energy Regulatory Commission and the Public Utilities Commission of Ohio both approved the planned combination. In November 2005, regulators in South Carolina and Kentucky approved the merger. And in August 2005, the companies satisfied Federal Trade Commission/ and U.S. Department of Justice review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

The merger remains subject to other closing requirements including approvals from the Nuclear Regulatory Commission. State regulators in North Carolina and Indiana are currently considering settlement agreements reached between the companies and certain interested parties in each state.

Each company’s shareholders of record at the close of business on Jan. 17, 2006, will be mailed the definitive proxy materials in connection with the proposed merger and will be entitled to vote at the special meeting of shareholders. As a result of the merger, both the Duke Energy and

Cinergy annual meetings, normally held during May, will be postponed. The first annual meeting of the new Duke Energy is expected to be held later in the year.

Corporate Profiles

Cinergy has a balanced, integrated portfolio consisting of two core businesses: regulated operations and commercial businesses. Cinergy’s integrated businesses make it a Midwest leader in providing both low-cost generation and reliable electric and gas service. More information about the company is available on the Internet at: http://www.cinergy.com.

Duke Energy is a diversified energy company with a portfolio of natural gas and electric businesses, both regulated and unregulated, and an affiliated real estate company. Duke Energy supplies, delivers and processes energy for customers in the Americas. Headquartered in Charlotte, N.C., Duke Energy is a Fortune 500 company traded on the New York Stock Exchange under the symbol DUK. More information about the company is available on the Internet at: http://www.duke-energy.com.

Forward-Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke Energy and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission (“SEC”), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a definitive joint proxy statement of Duke Energy and Cinergy (which is first being mailed to shareholders on or about February 3, 2006), and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE ENERGY, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke Energy and Cinergy at http://www.sec.gov, the SEC’s website. Free copies of Duke Energy’s SEC filings are also available on Duke Energy’s Web site at www.duke-energy.com/investors, and free copies of Cinergy’s SEC filings are also available on Cinergy’s Web site at www.cinergy.com/investors.

Participants in the Solicitation

Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy’s or Cinergy’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials filed or to be filed with the SEC in connection with the proposed transaction.

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